HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                 March 23, 2012

Securities and Exchange Commission
Attn: John Krug
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Amendment No. 7 to Registration Statement on Form S-1
            File No. 333-122009

     This office represents Naprodis, Inc. (the "Company"). Amendment No. 7 to the Company's Registration Statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated February 6, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "page number" column indicates the page number in the Registration Statement where the response to the comment can be found. A number preceded with the letters "FS" indicates the page number of the financial statements where the response to the comment can be found.

                                                                      Page
                                                                     Number
                                                                     ------

     1. Comment complied with.                                             7

     2. Comment complied with.                                          9-10

     3. Comment complied with.                                         FS-16

     4. Comment complied with.                                     FS-14, 26

     5. Comment complied with.                                    Exhibit 23

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & TRINEN, L.L.P.


                                William T. Hart

WTH:cm

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